Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickTownsend.com

January 4, 2011	direct dial 202 508 5820 direct fax 202 204 5620 JRappoport@kilpatricktownsend.com

VIA EDGAR

Michael Clampitt, Esq.

Attorney Advisor

Securities and Exchange Commission

Washington, DC 20549

Re:	Fraternity Community Bancorp, Inc.
Registration Statement on Form S-1
File Number 333-170215

Dear Mr. Clampitt:

On behalf of Fraternity Community Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-effective Amendment No. 1 to the Registration Statement on Form S-1 filed on December 15, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on December 22, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Comment No. 1:

How We determined the Offering Range, page 3

We have had losses and low earnings…page 12

Revise to disclose why it was appropriate to determine the value using a peer group that was underperforming, specifically addressing why it was appropriate in determining the value to use a peer group that consisted of thrifts having an ROA of under 0.25%.

Response to Comment No. 1:

The requested disclosure has been added to pages 3 to 4 of the prospectus.

Michael Clampitt, Esq.

January 4, 2011

Comment No. 2:

The recent economic downturn…page 15

Please provide specific information in your risk factors when available. Please quantify here the decline in loan originations during 2010 and your new statement at the bottom of page 50 that this is due to “declining real estate market conditions in (your) market area.”

Response to Comment No. 2:

The requested disclosure has been added to page 15 of the prospectus.

Comment No. 3:

Our Business, page 35

Residential Construction Loans, page 38

We note your response to comment 13 of our letter dated November 29, 2010, stating that the two borrowers whose terms were extended on the speculative construction loans were not experiencing financial difficulty. However, we note in your disclosures that the $1.6 million speculative construction loan with extended terms was classified as substandard at September 30, 2010. In your original registration statement, you stated that one of the speculative construction loans was considered substandard and two were considered special mention. Please clarify to us and revise to state if the $500 thousand loan that was extended had a substandard or special mention classification. Further, we note your disclosures stating that certain borrowers had difficulties selling the completed residences. Please clarify to us and revise your document to explain if either of the two borrowers who had the terms extended on their loans were included in the borrowers having difficulties selling their residences. Given the circumstances described above, please provide persuasive evidence which will support the judgments and determinations you made as to why you did not consider the two loans with extended terms to not be considered troubled debt restructurings. Please consider ASC Topic 470-60-15-9 to 13 in your response. We would also appreciate any update on these loans, their classification and the impact on the accounting treatment through the date of your planned response, if available.

Response to Comment No. 3:

The requested disclosure has been added to page 39 of the prospectus. With respect for your request for an update on the two loans with extended terms, please be advised that since September 30, 2010, the borrowers of those two loans have continued to make their interest payments on a timely basis.

Michael Clampitt, Esq.

January 4, 2011

Comment No. 4:

As a related matter, we note your disclosure on page 39 stating your two loans which have extended terms are performing in accordance with their terms. Please clarify if they are performing in accordance with their original terms or extended terms. We may have further comments upon review of your response.

Response to Comment No. 4:

The requested disclosure has been added to page 39 of the prospectus.

Comment No. 5:

Management’s Discussion and Analysis, page 43

Analysis and Determination of the Allowance for Loan Losses, page 67

We note your response to comment 15 of our letter dated November 29, 2010 stating it is your policy to not maintain specific reserves against impaired loans. We also note your disclosure on page F-8 stating that “[a]llowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.” Given these statements above, please clarify to us and revise your document to state if you record allowances for impaired loans in the general allowance. Please also explain the circumstances in which you would maintain specific reserves against impaired loans or why this would be even a remote possibility, considering your accounting policy in this area and GAAP.

Response to Comment No. 5:

The disclosure has been revised in response to the comment. See pages 69 and F-9 of the prospectus.

Comment No. 6:

We note your September 30, 2010 net charge-offs of $336,460 exceed your $276,621 allowance for loan loss balance at the beginning of September 30, 2010. Please explain why your net charge-offs exceeded your beginning allowance for loan loss balance and address our comments below:

•	Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies during any of the periods presented;

•	Please revise to discuss the specifics of how you determine a loss event has occurred which warrants a charge-off;

Michael Clampitt, Esq.

January 4, 2011

•	Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a reserve, as applicable;

•	Please revise to discuss how you account for any further deterioration in the impaired loans subsequent to initially marking them to fair value at the time they are determined to be impaired; and

•

To the extent you have a significant amount of impaired loans with no valuation allowance, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

Response to Comment No. 6:

The requested disclosure has been added to pages 72 and 73 of the prospectus. In addition, please be advised supplementally that the charge-off policies have been consistent during the periods presented in the prospectus. The Company notes that the deterioration in real estate values in its primary market area is reflected in charge-offs taken on impaired loans following the receipt of appraisals reflecting lower values of the real estate collateral securing such loans.

Comment No. 7:

We note that your impaired loans have increased from $0.8 million to $2.2 million and then to $3.9 million from December 31, 2009 to June 30, 2010 and then to September 30, 2010, respectively: We also note your disclosures stating you generally determine fair value of the collateral underlying impaired loans by using third party appraisals. Please tell us and revise future filings to address the following:

•	How and when you obtain third party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Michael Clampitt, Esq.

January 4, 2011

Response to Comment No. 7:

The requested disclosure has been added to page 73 of the prospectus.

Comment No. 8:

Financial Statements, page F-2

Note 2 — Investment Securities. page F-12

We note your response to comment 19 from our letter dated November 29, 2010. Please explain to us and revise your document to explain management’s basis and business purpose for selling the held to maturity security. Please note that the Codification requires you to disclose the circumstances leading to the decision to sell the held to maturity security. Please tell us the dollar amount of the security sold and the gain or loss recognized upon its sale. We refer you to ASC Topic 320-10-50-10(d) to provide all of the required disclosures. Also, please update your Liquidity Management section of the document, as needed.

Response to Comment No. 8:

The requested disclosure has been added to pages 74 and F-17 of the prospectus.

*  *  *  *

If you have any questions or further comments, please contact the undersigned at (202) 508-5820.

Very truly yours,

/s/ Joel E. Rappoport

Joel E. Rappoport

Enclosures

cc:	Thomas K. Sterner, Fraternity Community Bancorp, Inc.
Babette Cooper, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
David Lyon, Securities and Exchange Commission
Gary R. Bronstein, Esq.
Erich M. Hellmold, Esq.